

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

<u>Via E-Mail</u>
August J. Moretti
Chief Financial Officer
DepoMed, Inc.
7999 Gateway Boulevard, Suite 300
Newark, California 94560

> **Re: DepoMed, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-13111**

Dear Mr. Moretti:

We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. Please confirm whether an individual serving as your principal accounting officer or controller has signed the annual report. If so, in future filings please revise the signature block for this individual to highlight all capacities in which he or she is signing the annual report. If an individual serving as your principal accounting officer or controller has not signed the annual report, please amend your filing to include the signature of this individual as required by General Instruction D(2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Amy Reischauer at (202) 551-3793, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director

cc: Matthew M. Gosling